Exhibit 99.1

CannTrust Statement Regarding Notice of Product Return at

Alberta Gaming, Liquor and Cannabis Commission

VAUGHAN, ON, September 19, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) has received notice from the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”), the Crown corporation in charge of wholesale distribution of cannabis products to licensed cannabis retailers in Alberta, advising the Company that the AGLC has determined that the Company’s products sold to the AGLC will be returned to the Company pursuant to the terms of the Cannabis Supply Agreement between the Company and the AGLC (the “Supply Agreement”). Under the terms of the Supply Agreement, goods sold to the AGLC may be returned to the Company for any reason and the Company will be responsible for the cost of the goods and all expenses related to the return.

The products to be returned constitute all or substantially all of the Company’s products currently held at the AGLC and are valued at approximately $1.3 million in the aggregate. The AGLC operates independently of Health Canada. Health Canada has not ordered a recall in respect of any of the Company’s products.

CannTrust remains fully focused on achieving complete regulatory compliance. The Company is committed to rebuilding the trust of all stakeholders, and looks forward to delivering high quality, innovative products to both its patients and customers in the future.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the return of the Company’s products, the Company’s performance under the Supply Agreement, the corrective actions being taken by the Company, and Health Canada’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: 1-888-677-1477, media@canntrust.ca

Investor Relations: 416-467-5229, investor@canntrust.ca